For Period Ended 12/31/98
File No. 811-8274


77J         Revaluation of assets or restatement of capital share account


On February 1, 1999 the Board of Trustees of Registrant approved a reverse stock split for Class A and Class Y shares of each series of Registrant. The reverse sock split was effective as of February 5, 1999. The reverse stock split for the Class A and Class Y shares was effected in connection with the decision by Registrant's investment adviser and administrator to adjust the net asset value for each Class A and Class Y share of each series to the net asset value for the Class S share of each applicable series. Each series' Class A and Class Y shares were give a conversion factor based on the closing net asset value for that series' Class S shares on February 4, 1999. The conversion factors are listed in a footnote to the financial statements that are included in the Annual Report to Shareholders for the year ended December 31, 1999 and is incorporated herein by reference.

Each shareholder may determine the number of shares it owns as a result of the reverse stock split by multiplying the number of shares owned immediately prior to the reverse stock split by the respective conversion factor. The reverse stock split has not resulted in a change to shareholder account balances.

The Financial Statements have been restated to reflect the reverse stock splits.